UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[  ] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2018

SHANTINIKETAN INTERNATIONAL CORPORATION

(Exact name of issuer as specified in its charter)

Nevada	82-2169537
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2100 ShantiNiketan Blvd Tavares, Florida 32778
(Full mailing address of principal executive offices)

352-508-7060
(Issuer’s telephone number, including area code)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Semiannual Report on Form 1-SA contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for dividends, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in this report, including those set forth below.

When considering forward-looking statements, you should keep in mind the cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

ITEM 1: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our capital resources and results of operations should be read in conjunction with the accompanying unaudited financial statements and related notes included in Item 3 of this Semi-Annual Report on Form 1-SA as well as our Annual Report on Form 1-K for the year ended December 31, 2017, which was filed with the Securities and Exchange Commission on April 27, 2018. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. In this report, unless the context indicates otherwise, the terms “ShantiNiketan,” “we,” “us,” “our,” or “the Company” refer to ShantiNiketan International Corporation.

Overview

ShantiNiketan International Corporation (the “Company”) was incorporated under the laws of the State of Nevada on July 12, 2017. We plan to develop 55-plus niche communities that focus on the underserved Indian population with strict dietary needs, like pure vegetarians, vegans, etc. ShantiNiketan (Peace House), a brand developed by Iggy Ignatius (“Iggy”), our founder and Chairman of the Board of Directors, is a pioneer in this niche market. Following the accomplishments of Iggy in developing ShantiNiketan branded 55-plus niche communities in Florida, we are utilizing this model to develop a 55-plus niche community initially in the Houston, Texas market. While we plan to expand to other markets with a broader geographic scope, we are focusing our efforts on a planned project in Houston Texas.

We plan to finance the initial phase of construction for each project from the proceeds from pre-sale of rights to condominium units which we estimate to be at least $8.0 million to $10.0 million per project. The initial phase of construction will consist of site work, common infrastructure improvements, a clubhouse and a condominium structure with 12 units. Additional 12 unit structures will be built upon completion of pre-sales of each 12 unit structure and as working capital permits. Each project is expected to be completed within 48 months from the time a contract for the land is secured.

Our development activities will include site planning and engineering, procurement of environmental and other regulatory approvals and constructing roads, sewer, water, and drainage facilities, recreational facilities, and other amenities, and marketing and selling homes. These activities will be performed by our team members and associates, together with independent architects, consultants and contractors.

1

Recent Developments

In furtherance of our development efforts, on January 16, 2018, the Company entered into a purchase and sales agreement (the “Agreement”) with ShantiNiketan Ashram, Inc. (“SN Ashram”), a non-profit organization controlled by the Company’s Chairman of the Board of Director, for the purchase of real property. The purchase price for the property is $3,000,000. In January 2018, the Company made a deposit for the property in the amount of $300,000. The balance to close is $2,700,000, which can be paid in installments or in full as determined by the Company. The closing date of this transaction shall take place on or before December 31, 2018 or any date after the expiration of the inspection period. Both parties can terminate the agreement for any reason before the closing date. Within 30 days of termination SN Ashram will refund all deposits made by the Company and both entities shall be relieved of all obligations under the agreement. On May 17, 2018, the Company and SN Ashram entered into an amendment to the Agreement (the “Amendment”). The Amendment changed the method of payment of the $3,000,000 purchase price for the real property to $500,000 in cash previously paid and the balance of $2,500,000 payable by the issuance of 2,500,000 shares of fully paid and nonassessable unregistered shares of the Company’s Common Stock, par value $0.001 per share. The Amendment did not change the total purchase price of $3,000,000 for the real property. In May 2018, The Company made an additional $200,000 deposit pursuant to the Amendment. As of June 30, 2018, the total deposit made totaled to $500,000 reflected as current asset in the accompanying unaudited June 30, 2018 balance sheet as “Land deposit – related party”.

On March 8, 2018, our wholly owned subsidiary, SN Community Houston, LLC (“SN Community Houston”), entered into a commercial property contract for the purchase of real property located in Richmond, TX. The purchase price for the property was $4,000,001. On March 15, 2018, the Company made a deposit for the property in the amount of $10,000 which was refunded in June 2018. There was an additional deposit of $15,000 due on the first business day after a 120-day feasibility period. The balance to close was $3,975,001. The financing was subject to $3,150,001 due at the time of closing and the remaining balance of $825,000 was to be paid on or before 6 months after closing with 8% interest. The closing date of this contract was to take place on or before January 14, 2019. The Company had the right to terminate the contract for any reason within the 120 day feasibility period. On May 24, 2018, the purchase contract was terminated by the Company due to seller’s inability to secure utilities. The initial deposit less $100 was returned to the Company.

Trading Symbol Update

Our registered broker dealer sponsoring our efforts to obtain a trading symbol and seek a public listing of our common stock, has filed a Form 15c2-11 with the Financial Industry Regulatory Authority (FINRA). We believe we are in the final stages of obtaining FINRA approval of the Form 15c2-11. There is no assurance, however, that our Form 15c2-11 will be approved by FINRA or that our common stock will ultimately be quoted on the OTC PINK tier of the OTC Markets.

Results of Operations

Six Months Ended June 30, 2018

Revenue

We had no revenue during the six months ended June 30, 2018. We were incorporated on July 12, 2017 and therefore had no activity during the six months ended June 30, 2017.

Operating Expenses:

Compensation

Compensation for employees during the six months ended June 30, 2018 was $162,706. We were incorporated on July 12, 2017 and therefore had no activity during the six months ended June 30, 2017.

Marketing and Advertising

Marketing and advertising expense during the six months ended June 30, 2018 amounted to $97,676. We were incorporated on July 12, 2017 and therefore had no activity during the six months ended June 30, 2017.

Professional Services Expense

Professional services expense during the six months ended June 30, 2018 amounted to $69,250. We were incorporated on July 12, 2017 and therefore had no activity during the six months ended June 30, 2017.

Net Loss

For the six months ended June 30, 2018, we had a net loss of $381,233, or $0.01 per common share.

2

Liquidity and Capital Resources

Liquidity is the ability of an enterprise to generate adequate amounts of cash to meet its needs for cash requirements. As of June 30, 2018, our cash balance totaled $367,590 compared to cash of $38,475 at December 31, 2017, an increase of $329,115.

Cash Flow from Operating Activities

Net cash used in operating activities totaled $444,390 for the six months ended June 30, 2018 primarily to fund operating activities. We were incorporated on July 12, 2017 and therefore had no activity during the six months ended June 30, 2017.

Cash Flow from Investing Activities

Net cash used in investing activities totaled $600,000 for the six months ended June 30, 2018. The net cash used in investing activities in 2018 consisted of $500,000 deposit on land and $100,000 land development cost, paid to a related party. We were incorporated on July 12, 2017 and therefore had no activity during the six months ended June 30, 2017.

Cash Flow from Financing Activities

Net cash provided by financing activities were $1,373,505 for the six months ended June 30, 2018. The net cash provided by financing activities in 2018 consisted primarily of proceeds from the sale of our common stock for cash. We were incorporated on July 12, 2017 and therefore had no activity during the six months ended June 30, 2017.

Capital Resources

During the six months ended June 30, 2018, through the offering of 25,000,000 shares of our common stock at $1.00 per share discussed in our Offering Circular dated December 6, 2017, pursuant to subscription agreements, the Company sold 1,562,251 shares of common stock. We received net proceeds of $1,453,505 which consisted of gross proceeds of $1,562,251 less offering costs of $14,711 and escrow receivable balances due of $94,035. As of June 30, 2018, the Company had 26,562,351 shares of common stock issued and outstanding. The proceeds from the sale of common stock were used for working capital purposes, including marketing, and the partial funding of the initial deposits for the purchase of land for projects we intend to commence in central Florida and Houston Texas.

We plan to finance the initial phase of construction for each project from the proceeds from pre-sale of rights to condominium units which we estimate to be at least $8.0 million to $10.0 million per project. The initial phase of construction will consist of site work, common infrastructure improvements, a clubhouse and a condominium structure with 12 units. Additional 12 unit structures will be built upon completion of pre-sales of each 12 unit structure and as working capital permits. Each project is expected to be completed within 48 months from the time a contract for the land is secured.

If we are unable to presell a sufficient number of condominium units, we will have to curtail our future development and marketing plans until we generate cash from pre-sales. As a result, capital raising has been and continues to be essential for our continued operations, sales and marketing efforts and further development of our niche retirement communities. We potentially will have to issue additional debt or equity, or enter into a strategic arrangement with a third party to carry out some aspects of our business plan. There can be no assurance that we will sell a sufficient number of condominium unit pre-sale rights or that additional capital will be available to us. We currently have no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. Since we have no other such arrangements or plans currently in effect, our inability to pre-sell rights to condominium units or raise funds for the above purposes will have a severe negative impact on our ability to remain a viable company.

Furthermore, if we run into cost overruns or lower than anticipated revenues, we will have to curtail our development plans or raise the funds to pay for these expenses.

3

Trend Information

As further discussed above, if we are unable to presell a sufficient number of condominium units, we will have to curtail our future development and marketing plans until we generate cash from pre-sales. As a result, capital raising continues to be essential for our continued operations. We potentially will have to issue additional debt or equity, or enter into a strategic arrangement with a third party to carry out some aspects of our business plan. There can be no assurance that we will sell a sufficient number of condominium unit pre-sale rights or that additional capital will be available to us. We currently have no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. Since we have no other such arrangements or plans currently in effect, our inability to pre-sell rights to condominium units or raise funds for the above purposes will have a severe negative impact on our ability to remain a viable company and may cause us to cease operations altogether. Furthermore, if we run into cost overruns or lower than anticipated revenues, we will have to curtail our development plans or raise the funds to pay for these expenses.

As the date of this report, the Company did not raise the $25 million through the public offering. Therefore, the Board decided to look at other projects that it believed could achieve the desired returns to the investors. On that score, the Board decided to move forward with the project in Houston and purchasing the land in Tavares, Florida.

The Company is still in the process of searching for land in Houston. The project in Houston will be financed through funds raised from early buyers of units in Houston. Although there can be no assurance that such additional funds can be raised as planned.

The Board decided to investigate the possibility of developing an assisted living and memory care facility on the land purchased in Tavares, Florida. The Board hired Clifton LarsonAllen LLP (“CLA”) to do a market study. The market report shows that there is demand for assisted living and memory care facility within the Tavares market area. The Board is the midst of analyzing next steps and will decide if a feasibility study along with prospective facility operator and other providers needs to be undertaken by CLA.

ITEM 2. OTHER INFORMATION

As of October 1, 2018, Appaswamy “Vino” Pajanor, our Chief Executive Officer and Chief Financial Officer will be providing services to us on a part-time, as needed basis without compensation. Iggy Ignatius, our Executive Chairman will take on some of Mr. Pajanor’s day to day responsibilities as we pursue our development efforts and evaluate our future needs.

ITEM 3. FINANCIAL STATEMENTS

The Financial Statements provided for the six months ended June 30, 2018 were prepared by management and were not reviewed by our independent certified public accounting firm, Salberg & Co., P.A.

4

F-1

SHANTINIKETAN INTERNATIONAL CORPORATION

BALANCE SHEETS

	June 30, 2018	December 31, 2017
	(Unaudited)

ASSETS
CURRENT ASSETS:
Cash	$367,590	$38,475
Prepaid expenses	49,539	-
Escrow receivable	94,035	-
Land deposit - related party	500,000	-

TOTAL CURRENT ASSETS	1,011,164	38,475

Development costs	100,000	-

TOTAL ASSETS	$1,111,164	$38,475

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable and other accrued expenses	$6,953	$32,992
Accrued salaries	12,421	-
Due to related party	-	80,000

TOTAL CURRENT LIABILITIES	19,374	112,992

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS’ EQUITY (DEFICIT):
Preferred stock, $0.001 par value, 10,000,000 shares authorized; No shares issued and outstanding at June 30, 2018 and December 31, 2017	-	-
Common stock, $0.001 par value, 300,000,000 shares authorized; 26,562,351 and 25,000,100 shares outstanding at June 30, 2018 and December 31, 2017, respectively	26,562	25,000
Additional paid-in capital	1,545,978	-
Accumulated deficit	(480,750)	(99,517)

TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	1,091,790	(74,517)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$1,111,164	$38,475

The accompanying notes to the financial statements are an integral part of these statements.

F-2

SHANTINIKETAN INTERNATIONAL CORPORATION

STATEMENT OF OPERATIONS

(Unaudited)

Six Months Ended
June 30, 2018

Revenues	$-

Operating expenses:
Compensation	162,706
Marketing & advertising	97,676
Professional services	69,250
Other general and administrative	51,601

Total operating expenses	381,233

Loss from operations	(381,233)

Net loss	$(381,233)

Net loss per common share, basic and diluted	$(0.01)

Weighted average number of common shares outstanding:
Basic and diluted	25,995,380

The accompanying notes to the financial statements are an integral part of these statements.

F-3

SHANTINIKETAN INTERNATIONAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2018

(Unaudited)

			Additional
	Common Stock		Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Total

Balance at December 31, 2017	25,000,100	$25,000	$-	$(99,517)	$(74,517)

Common stock issued to investors for cash proceeds	1,562,251	1,562	1,545,978	-	1,547,540

Net loss	-	-	-	(381,233)	(381,233)

Balance at June 30, 2018	26,562,351	$26,562	$1,545,978	$(480,750)	$1,091,790

The accompanying notes to the financial statements are an integral part of these statements.

F-4

SHANTINIKETAN INTERNATIONAL CORPORATION

STATEMENT OF CASH FLOWS

(Unaudited)

Six Months Ended
June 30, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(381,233)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Prepaid expenses	(49,539)
Accounts payable and accrued expenses	(26,039)
Accrued salaries	12,421

NET CASH USED IN OPERATING ACTIVITIES	(444,390)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment on land deposit - related party	(500,000)
Payment of development costs	(100,000)

NET CASH USED IN INVESTING ACTIVITIES	(600,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from sale of common stock	1,453,505
Repayment to related party	(80,000)

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,373,505

NET INCREASE IN CASH	329,115

Cash, beginning of period	38,475

Cash, end of period	$367,590

SUPPLEMENTAL DISCLOSURES:
Interest paid	$-
Income taxes paid	$-

The accompanying notes to the financial statements are an integral part of these statements

F-5

SHANTINIKETAN INTERNATIONAL CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2018

(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Organization

ShantiNiketan International Corporation (the “Company”) is a corporation that was organized under the laws of the State of Nevada on July 12, 2017. The Company is a start-up corporation and has no operating history and plans on providing quality retirement condominium homes to niche markets, especially to immigrants from the Indian sub-continent, in the U.S. and around the world. The Company plans on buying land and developing communities for adults 55 and older. The Company has not commenced planned principal operations. The Company’s activities since inception include devoting substantially all of its efforts to business planning and development activities to launch its plan to raise capital. The Company has not generated revenues from operations. The Company’s activities during this early stage are subject to significant risks and uncertainties.

On August 25, 2017, the Company’s Chairman of the Board and majority shareholder and the Company’s Chief Executive Officer (collectively referred to as the “Members”) formed SN Community Houston, LLC (“SN Community Houston”), a limited liability company incorporated under the laws of the State of Texas. On March 14, 2018, the Company and the Members entered into Capital Contribution Agreements and Assignment Agreements whereby the Members assigned 100% of their interests in SN Community Houston to the Company. Accordingly, on March 14, 2018, SN Community Houston became a wholly-owned subsidiary of the Company. As of June 30, 2018, SN Community Houston had not commenced operations and had no assets or liabilities (see Note 3).

Going Concern

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. For the six months ended June 30, 2018, the Company’s net loss and net cash used in operations were $381,233 and $444,390, respectively. At June 30, 2018, the Company had an accumulated deficit of $480,750 and has not commenced material operations. Management believes that these matters raise substantial doubt about the Company’s ability to continue as a going concern for twelve months from the issuance date of this report. Management cannot provide assurance that it will ultimately achieve profitable operations.

The Company has raised $1,453,505 of net proceeds, which consisted of gross proceeds of $1,562,251 less offering costs of $14,711 and escrow receivable balances due of $94,035, through sales of common stock during the six months ended June 30, 2018. The Company will seek to raise additional capital through additional debt and/or equity financings in its ongoing “Tier 2 Offering” under Regulation A to continue to fund its business plan and operations in the future. If the Company is unable to raise additional capital or secure funding in the near future, management expects that the Company will need to curtail or cease operations. These financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The Company did not have any significant estimates as of June 30, 2018 and December 31, 2017.

F-6

SHANTINIKETAN INTERNATIONAL CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2018

(Unaudited)

Fair Value of Financial Instruments and Fair Value Measurements

FASB ASC 820 — Fair Value Measurements and Disclosures, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 requires disclosures about the fair value of all financial instruments, whether or not recognized, for financial statement purposes. Disclosures about the fair value of financial instruments are based on pertinent information available to the Company on June 30, 2018 and December 31, 2017. Accordingly, the estimates presented in these financial statements are not necessarily indicative of the amounts that could be realized on disposition of the financial instruments. FASB ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement. The three levels of the fair value hierarchy are as follows:

Level 1:	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.
Level 2:	Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.
Level 3:	Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheet for cash, prepaid expenses, escrow receivable, accounts payable and accrued expenses, accrued salaries, and due to related party approximate their fair market value based on the short-term maturity of these instruments.

Cash and Cash Equivalent

For purposes of the statements of cash flows, the Company considers all highly liquid instruments with a maturity of three months or less at the purchase date and money market accounts to be cash equivalents. At June 30, 2018 and December 31, 2017, the Company did not have any cash equivalents.

The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. There were no balances in excess of FDIC insured levels as of June 30, 2018. The Company has not experienced any losses in such accounts.

Basic and Diluted Net Loss per Common Share

Pursuant to ASC 260-10-45, basic net loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the periods presented. Diluted loss per share is computed by dividing net loss by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during the period. As of June 30, 2018 and December 31, 2017, the Company did not have any common stock equivalents or potentially dilutive securities outstanding.

Advertising and Marketing Expense

Advertising expense is expensed as incurred. For the six months ended June 30, 2018, advertising expenses amounted to $97,676.

Recent Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

F-7

SHANTINIKETAN INTERNATIONAL CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2018

(Unaudited)

NOTE 3 – SUBSIDIARY

On August 25, 2017, the Company’s Chairman of the Board and majority shareholder and the Company’s Chief Executive Officer (collectively referred to as the “Members”) formed SN Community Houston, a limited liability company a limited liability company incorporated under the laws of the State of Texas.

On March 14, 2018, the Company and the Members entered into Capital Contribution Agreements and Assignment Agreements whereby the Members assigned 100% of their interests in SN Community Houston to the Company. Accordingly, on March 14, 2018, SN Community Houston became a wholly-owned subsidiary of the Company. SN Community Houston had not commenced operations and had no assets or liabilities as of June 30, 2018.

On March 8, 2018, SN Community Houston entered into a commercial property contract for the purchase of real property located in Richmond, TX. The purchase price for the property was $4,000,001. On March 15, 2018 the Company made a deposit for the property in the amount of $10,000 which was refunded in June 2018. There is an additional deposit of $15,000 due on the first business day after a 120-day feasibility period. The balance to close was $3,975,001. The financing was subject to $3,150,001 due at the time of closing and the remaining balance of $825,000 was to be paid on or before 6 months after closing with 8% interest. The closing date of this contract was to take place on or before January 14, 2019. The Company had the right to terminate the contract for any reason within the 120 day feasibility period. There were no additional deposits made as of June 30, 2018. On May 24, 2018, the purchase contract was terminated by the Company due to seller’s inability to secure utilities. The initial deposit less $100 was returned to the Company.

NOTE 4 – STOCKHOLDERS’ EQUITY (DEFICIT)

Preferred Stock

The Company has 10,000,000 authorized shares of Preferred Stock at a par value of $0.001. The Company’s board of directors is authorized at any time, and from time to time, to provide for the issuance of shares of Preferred Stock in one or more series, and to determine the designations, preferences, limitations and relative or other rights of the Preferred Stock or any series thereof. As of June 30, 2018 and December 31, 2017, there were no outstanding Preferred Stock issued or outstanding.

Common Stock Issued for Cash

During the year ended December 31, 2017, the Company issued 25,000,100 shares of its common stock to the Company’s founders with the Company receiving $25,000, or $0.001 per share, of cash proceeds, pursuant to the Regulation A offering.

During the six months ended June 30, 2018, pursuant to subscription agreements, the Company sold 1,562,251 shares of its common stock for gross proceeds of $1,562,251, or $1.00 per common share, pursuant to the Regulation A offering. As of June 30, 2018, the Company had 26,562,351 shares of common stock issued and outstanding.

NOTE 5 – INCOME TAXES

The Company maintains deferred tax assets and liabilities that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred tax asset at June 30, 2018 consists of net operating loss carryforwards. The net deferred tax asset has been fully offset by a valuation allowance because of the uncertainty of the attainment of future taxable income.

On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act (the “Act”), a tax reform bill which, among other items, reduces the current federal income tax rate to 21% from 34%. The rate reduction is effective January 1, 2018, and is permanent. The Act has caused the Company’s deferred income taxes to be revalued. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through income tax expense. Pursuant to the guidance within SEC Staff Accounting Bulletin No. 118 (“SAB 118”), as of June 30, 2018, the Company recognized the provisional effects of the enactment of the Act for which measurement could be reasonably estimated. The revaluation of the deferred tax assets did not have a material impact on any period presented. The ultimate impact of the Act may differ from these estimates due to the Company’s continued analysis or further regulatory guidance that may be issued as a result of the Act. As of June 30, 2018, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

F-8

SHANTINIKETAN INTERNATIONAL CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2018

(Unaudited)

NOTE 6 – RELATED PARTY TRANSACTIONS

In connection with the formation of the Company, on July 19, 2017, the Company entered into a license agreement (“License Agreement”) with Iggy Ignatius Family Trust Dated November 13, 2015 (The “Iggy Ignatius Trust”), a trust controlled by Iggy Ignatius, the Company’s chairman of the board of directors and majority shareholder. Pursuant to the License Agreement, for no consideration, the Company has the non-exclusive right to use the ShantiNiketan intellectual property consisting of trademarks, brand names, copyrights, slogans, trade dress, patents, advertisements, sales contracts, condominium documents, building and engineering plans and designs owned by or registered in the name of licensed to, applied for by, or used in connection with the ShantiNiketan branded retirement communities. The License Agreement is effective on July 19, 2017 and shall be valid for one year, and automatically extended on a year-to-year basis, unless terminated in writing by either party at least thirty days prior to expiration date.

The Company utilizes office space in Tavares, Florida that is leased by an affiliate that is controlled by the Company’s Chairman of the Board of Directors at no cost to the Company.

As of December 31, 2017, the Company owed $80,000 to an affiliate controlled by the Company’s Chairman of the Board of Directors which was fully paid during the six months ended June 30, 2018. As of June 30, 2018, the debt has zero balance.

The 25,000,100 shares of the Company’s common stock issued in connection with the formation of the Company are subject to a shareholders’ agreement dated July 19, 2017, pursuant to which four family members owning an aggregate of 4,880,000 shares of the Company’s common stock agreed to take all actions within their respective power to elect Iggy Ignatius and one more person nominated by him as a member of the board of directors of the Company (see Note 4).

On January 16, 2018, the Company entered into a purchase and sales agreement (the “Agreement”) with ShantiNiketan Ashram, Inc. (“SN Ashram”), a non-profit organization controlled by the Company’s Chairman of the Board of Director, for the purchase of real property. The purchase price for the property is $3,000,000. In January 2018, the Company made a deposit for the property in the amount of $300,000. The balance to close is $2,700,000, which can be paid in installments or in full as determined by the Company. The closing date of this transaction shall take place on or before December 31, 2018 or any date after the expiration of the inspection period. Both parties can terminate the agreement for any reason before the closing date. Within 30 days of termination SN Ashram will refund all deposits made by the Company and both entities shall be relieved of all obligations under the agreement. On May 17, 2018, the Company and SN Ashram entered into an amendment to the Agreement (the “Amendment”). The Amendment changed the method of payment of the $3,000,000 purchase price for the real property to $500,000 in cash previously paid and the balance of $2,500,000 payable by the issuance of 2,500,000 shares of fully paid and nonassessable unregistered shares of the Company’s common stock, par value $0.001 per share. The Amendment did not change the total purchase price of $3,000,000 for the real property. On May 2018, the Company made an additional $200,000 deposit pursuant to the Amendment. As of June 30, 2018, the total deposit made totaled to $500,000 reflected as current asset on the accompanying unaudited June 30, 2018 balance sheet as “Land deposit – related party”.

On June 2018, the Company paid a $100,000 fee to SN Ashram for the clearing of land of dirt and debris. The fee was capitalized and is reflected as “Development costs” on the accompanying unaudited June 30, 2018 balance sheet.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Legal Proceedings

From time to time, the Company may be involved in litigation related to claims arising out of its operations in the normal course of business. As of June 30, 2018, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the Company’s results of the operations.

F-9

SHANTINIKETAN INTERNATIONAL CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2018

(Unaudited)

Employment Agreements

On January 1, 2018, the Company entered into an employment agreement with the Company’s Chairman of the Board for a salary of $150,000 per annum. Mr. Ignatus’s employment with the Company is “at-will” and may be terminated by either party without penalty.

On January 1, 2018, the Company entered into an employment agreement with the Company’s Chief Executive Officer and President for a salary of $150,000 per annum. Mr. Pajanor’s employment with the Company is “at-will” and may be terminated by either party without penalty.

NOTE 8 – SUBSEQUENT EVENTS

Subsequent to June 30, 2018, the Company collected $94,035 of escrow receivable balance held by the escrow agent related to the sale of the Company’s common stock during the six months ended June 30, 2018 (see Note 1).

Subsequent to June 30, 2018, the Company did not raise the $25 million through the public offering. Therefore, the Board decided to look at other projects that it believes could achieve the desired returns to the investors. On that score, the Board decided to move forward with the project in Houston and purchasing the land in Tavares, Florida.

The Company is still in the process of searching for land in Houston. The project in Houston will be financed through funds raised from early buyers of units in Houston. Although there can be no assurance that such additional funds can be raised as planned.

The Board decided to investigate the possibility of developing an assisted living and memory care facility on the land purchased in Tavares, Florida. The Board hired Clifton LarsonAllen LLP (“CLA”) to do a market study. The market report shows that there is demand for assisted living and memory care facility within the Tavares market area. The Board is the midst of analyzing next steps and will decide if a feasibility study along with prospective facility operator and other providers needs to be undertaken by CLA.

F-10

ITEM 4. EXHIBITS

Index to Exhibits

Exhibit No.	Exhibit Description

2.1	Amended and Restated Articles of Incorporation of ShantiNiketan International Corporation filed on August 28, 2017 (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A filed with the SEC on August 30, 2017).*

2.2	Bylaws of ShantiNiketan International Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A filed with the SEC on August 30, 2017).*

4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A filed with the SEC on August 30, 2017).*

5.1	Shareholders Agreement between ShantiNiketan International Corporation, the Iggy Ignatius Family Trust dated November 13, 2015, Devikarani Ignatius, Jeffrey Ignatius Family Trust dated August 24, 2015, Devikarani Ignatius, Jeffrey Ignatius Family Trust dated August 24, 2015, Shirley Pajanor and Jennifer Rajendran (incorporated by reference to Exhibit 5.1 to the Company’s Offering Statement on Form 1-A filed with the SEC on October 5, 2017).*

6.1(a)	License Agreement between ShantiNiketan International Corporation and the Iggy Ignatius Family Trust dated November 13, 2015 (incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A filed with the SEC on October 5, 2017).*

6.1(b)	Purchase and Sales Agreement between ShantiNiketan Ashram, Inc. and ShantiNiketan International Corporation dated January 16, 2018 (incorporated by reference to Exhibit 6.1(b) to the Company’s Annual Report on Form 1-K filed with the SEC on April 27, 2018).*

6.1(c)	Commercial Contract – Unimproved Property between Gujarati Samaj of Houston Inc. and SN Community Houston, LLC dated March 8, 2018 (incorporated by reference to Exhibit 6.1(c) to the Company’s Annual Report on Form 1-K filed with the SEC on April 27, 2018).*

6.1(d)	Capital Contribution Agreement effective as of March 14, 2018 between ShantiNiketan International Corporation and Iggy Ignatius as trustee of the Iggy Ignatius Family Trust dated November 1, 2015 (incorporated by reference to Exhibit 6.1(d) to the Company’s Annual Report on Form 1-K filed with the SEC on April 27, 2018).*

6.1(e)	Capital Contribution Agreement effective as of March 14, 2018 between ShantiNiketan International Corporation and Appaswamy (Vino) Pajanor (incorporated by reference to Exhibit 6.1(e) to the Company’s Annual Report on Form 1-K filed with the SEC on April 27, 2018).*

6.1(f)	Amendment to Purchase and Sales Agreement between ShantiNiketan Ashram, Inc. and ShantiNiketan International Corporation dated May 17, 2018 (incorporated by reference to exhibit 6.1 to the Company’s Current Report on Form 1-U filed with the SEC on May 18, 2018).*

6.1(g)	Employment Agreement with Iggy Ignatius dated January 1, 2018.**

6.1(h)	Employment Agreement with Appaswamy (Vino) Pajanor dated January 1, 2018.**

6.1(i)	Release of Earnest Money regarding Richmond, TX Property.**

8.1	Form of Escrow Agreement between ShantiNiketan International Corporation and Prime Trust LLC (incorporated by reference to Exhibit 8.1 to the Company’s Offering Circular filed with the SEC on August 30, 2017).*

*Previously filed.

**Filed herewith.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHANTINIKETAN INTERNATIONAL CORPORATION

	By:	/s/ Appaswamy “Vino” Pajanor
Date: September 28, 2018		Appaswamy “Vino” Pajanor
Chief Executive Officer, President and Chief Financial (Principal Executive Officer and Principal Financial Officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title

/s/ Appaswamy “Vino” Pajanor	Chief Executive Officer, President and Chief Financial (Principal Executive Officer and Principal Financial Officer)
Appaswamy “Vino” Pajanor

Date: September 28, 2018

/s/ Iggy Ignatius	Executive Chairman and Chairman of the Board of Directors
Iggy Ignatius

Date: September 28, 2018

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